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August 26, 2022

VIA EDGAR

Office of Real Estate & Construction,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention:	Isaac Esquivel

Re:	CONX Corp. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 16, 2022 File No. 001-39677

Ladies and Gentlemen:

On behalf of CONX Corp. (the “Company”), this letter responds to the comment in a letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 1, 2022, to Jason Kiser, Chief Executive Officer of the Company, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Commission on March 16, 2022.

To facilitate the Staff’s review, we have reproduced in this letter the Staff’s comment in bold text and have provided the Company’s response immediately following the comment.

Securities and Exchange Commission August 26, 2022

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company respectfully advises the Staff that its sponsor, nXgen Opportunities, LLC, is a Colorado limited liability company that is neither controlled by nor has substantial ties with a non-U.S. person.

If you have additional questions or require any additional information with respect to this letter, please do not hesitate to contact me at (212) 558-3109 or by email (millersc@sullcrom.com).

Very truly yours,

/s/ Scott D. Miller
Scott D. Miller

cc:	Shannon Menjivar
(Securities and Exchange Commission)

Jason Kiser
(CONX Corp.)